

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 12, 2016

Eric Sherbet
General Counsel and Secretary
Patheon N.V.
111 Speen St, Suite 550
Framingham, MA 01701

> **Re:** **Patheon N.V.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 11, 2016**
> **File No. 333-204789**

Dear Mr. Sherbet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Note 11. Members' Deficit
Long-term incentive plans and stock-based compensation
Management Equity Incentive Plan (MEIP), F-83

1. Now that you have an estimated offering price range, please explain to us how you determined the fair value of the MEIP units granted, specifically the equity value used in the Monte Carlo simulation model under the option pricing method to value the Units at each grant date including how the value of the Company impacts that equity value and the fair value of the Units. Explain the reasons for any differences between the value of the Company used to value Units granted leading up to the IPO and the value of the Company based on the estimated offering price.

Exhibit 5.1

2.   Please have counsel revise its opinion to remove the assumptions set forth in paragraphs
        4.2 and 4.3 or explain to us why you believe they are appropriate. For guidance, please
        refer to section II.B.3.a of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

3.   Please have counsel revise its opinion to remove the limitations on reliance set forth in
        paragraph 6.2 or explain why you believe these limitations are appropriate.

        You may contact Sasha Parikh at 202-551-3627 or James Rosenberg, Senior Assistant
Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial
statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann
at 202-551-6262 with any other questions.

                                            Sincerely,

                                            /s/ Joseph McCann for

                                            Suzanne Hayes
                                            Assistant Director
                                            Office of Healthcare and Insurance

cc: Andrea Nicolas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP